English Translation

Exhibit 4.77

Security Agreement

Contract No.: RZ20080004

Execution Date: May 16, 2008

Execution Plan: Jiangning, Nanjing

This agreement is entered into in Nanjing, PRC by and between the following parties:

Party A: China Electric Equipment Group Co., Ltd.

Party B: China Sunergy (Nanjing) Co., Ltd.

Through friendly consultation between both parties, Party A agrees that Party A will provide security for Party B for its bank credit up to RMB 1 billion with the term from May 17, 2008 to May 16, 2010. Party A will provide such security to Party B free of charge. In the event Party A’s credit capacity or operation status is materially changed, both parties will otherwise negotiate whether to change the total amount of the security or not.

This agreement shall be governed by and interpreted in accordance with the laws of the People’s Republic of China.

This agreement is made in two original counterparts, with each party holding one, and shall take into effect upon the execution and seal by the authorized representatives of each party.

Party A: China Electric Equipment Group Co., Ltd. (Seal)	Party B: China Sunergy (Nanjing) Co., Ltd.

Authorized Representative (Signature):	Authorized Representative (Signature):

/s/ Lu Tingxiu	/s/ Lu Tingxiu
Date:	Date: